CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended
June 30, 2015 and 2014
(Unaudited)

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND TOTAL COMPREHENSIVE INCOME (LOSS)
For the three and six months ended June 30, 2015 and 2014
(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

		Three months ended June 30,		Six months ended June 30,
	Note	2015	2014	2015	2014

Metal revenues	16	$27,805	$42,383	$57,297	$89,433

Cost of sales (including depreciation and depletion)	5a)	26,568	29,400	53,366	60,915

Earnings from mine operations		1,237	12,983	3,931	28,518

Corporate and administrative expenses	5b)	3,097	5,737	6,013	8,411

(Loss) earnings from operations		(1,860)	7,246	(2,082)	20,107

Other income, net		81	22	223	6
Finance expense	5c)	(371)	(412)	(740)	(882)
Foreign exchange gain		426	267	768	655

(Loss) earnings before income taxes		(1,724)	7,123	(1,831)	19,886

Income taxes
Current tax (recovery) expense		(837)	4,741	(874)	10,125
Deferred tax recovery		(1,516)	(834)	(876)	(1,560)
		(2,353)	3,907	(1,750)	8,565

Earnings (loss) and total comprehensive income (loss) for the period		$629	$3,216	$(81)	$11,321

Weighted average shares outstanding:
Basic	14	220,303,571	163,383,990	200,202,149	158,951,476
Diluted	14	220,303,571	164,368,233	200,202,149	159,796,953

Earnings (loss) per share:
Basic	14	$0.00	$0.02	$(0.00)	$0.07
Diluted	14	$0.00	$0.02	$(0.00)	$0.07

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and six months ended June 30, 2015 and 2014
(In thousands of United States dollars) - Unaudited

		Three months ended June 30,		Six months ended June 30,
	Note	2015	2014	2015	2014

OPERATING ACTIVITIES
(Loss) earnings before income taxes		$(1,724)	$7,123	$(1,831)	$19,886
Items not affecting cash:
Depreciation and depletion	5a	4,216	4,883	8,415	10,041
Finance expense	5c)	371	412	740	882
Share-based payments	13b)	584	176	864	475
Unrealized foreign exchange gain		(669)	(159)	(1,086)	(422)
		2,778	12,435	7,102	30,862
Changes in non-cash working capital items:
Trade and other receivables		7,361	3,645	5,712	1,624
Inventories		(859)	(383)	568	32
Advances and prepaid expenses		634	367	(218)	(3)
Trade payables and accrued liabilities		(3,976)	2,638	(3,254)	(1,554)
Deferred revenue	10	(1,330)	-	2,198	-
Cash flows provided by operating activities		4,608	18,702	12,108	30,961

INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment, exploration and evaluation		(8,493)	(7,530)	(17,149)	(17,404)
Acquisition of Newstrike, net of cash acquired	4	393	-	393	-
Cash flows used in investing activities		(8,100)	(7,530)	(16,756)	(17,404)

FINANCING ACTIVITIES
Interest paid	5c)	(267)	(267)	(533)	(594)
Repayment of principal on loan facility	11	-	-	-	(4,515)
Proceeds from equity financing, net of transaction costs	13a)	-	-	-	24,184
Issuance of shares on exercise of share options and warrants		-	81	-	81
Cash flows (used in) provided by financing activities		(267)	(186)	(533)	19,156

Effects of exchange rate changes on the balance of cash held in foreign currencies		328	655	(208)	530
(Decrease) increase in cash and cash equivalents		(3,431)	11,641	(5,389)	33,243
Cash and cash equivalents, beginning of period		24,994	44,378	26,952	22,776
Cash and cash equivalents, end of period		$21,563	$56,019	$21,563	$56,019

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars) - Unaudited

		June 30,	December 31,
	Note	2015	2014

ASSETS
Current
Cash and cash equivalents		$21,563	$26,952
Trade and other receivables	6	12,008	15,423
Inventories	7	46,704	46,693
Advances and prepaid expenses		1,167	728
Total current assets		81,442	89,796

Mineral properties, plant and equipment, exploration and evaluation	8	292,031	215,973
Non-current unprocessed ore stockpile	7	6,141	6,178
Total assets		$379,614	$311,947

LIABILITIES
Current
Trade payables and accrued liabilities	9	$26,326	$25,520
Deferred revenue	10	2,198	-
Loan facility	11	10,159	11,070
Debenture	12	1,618	-
Current portion of equipment financing	8	1,134	1,134
Total current liabilities		41,435	37,724

Deferred tax liabilities		50,203	51,996
Long-term equipment financing	8	378	945
Provision for site reclamation and closure		1,886	1,865
Provision for contingent payment		4,648	4,535
Other provisions		1,109	1,105
Total liabilities		99,659	98,170

EQUITY
Issued capital	13	192,621	128,735
Share-based payment reserve		16,771	14,398
Retained earnings		70,563	70,644
Total equity		279,955	213,777
Total liabilities and equity		$379,614	$311,947

Approved by the Directors

                    “Bruce Bragagnolo”                     Director                               “Paula Rogers”                     Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except share numbers) - Unaudited

				Share-
		Number of		based
		common	Issued	payment	Retained	Total
		shares	capital	reserve	earnings	equity
Balance at January 1, 2015	Note	179,877,379	$128,735	$14,398	$70,644	$213,777
Loss and total comprehensive loss for the period		-	-	-	(81)	(81)
Share-based payments	13	-	-	864	-	864
Issued to acquire Newstrike Capital Inc.:	4
Common shares, net of share issuance costs		105,108,103	63,886	-	-	63,886
Share options		-	-	1,509	-	1,509
Balance at June 30, 2015		284,985,482	$192,621	$16,771	$70,563	$279,955

Balance at January 1, 2014		144,159,045	$89,653	$13,242	$61,457	$164,352
Earnings and total comprehensive income for the period		-	-	-	11,321	11,321
Share-based payments	13	-	-	475	-	475
Issue of shares on exercise of share options		75,000	81	-	-	81
Reclassification of grant date fair value on exercise of share options		-	37	(37)	-	-
Shares issued for financing costs	13a)	300,000	407	-	-	407
Shares issued for cash equity financing	13a)	18,920,000	24,184	-	-	24,184
Balance at June 30, 2014		163,454,045	$114,362	$13,680	$72,778	$200,820

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine in Sornora, Mexico which was placed into commercial production on April 1, 2010. MdN also owns the Caballo Blanco Property, an exploration and evaluation asset in Veracruz, Mexico, acquired on December 23, 2014. The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange MKT under the symbol TGD. The registered office of the Company is located at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

On May 26, 2015, Timmins acquired all the outstanding common shares of Newstrike Capital Inc. (“Newstrike”) (note 4). Through this acquisition, Timmins acquired a 100% interest in the Ana Paula Property, an exploration and evaluation asset in Guerrero, Mexico.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These condensed interim consolidated financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2014 and 2013 (“annual consolidated financial statements”).

These interim financial statements have been prepared using the same accounting policies and methods of computation as compared to the annual consolidated financial statements in addition to the changes in accounting standards as disclosed in note 3.

These interim financial statements were approved by the Board of Directors and authorized for issue on July 29, 2015.

b)	Critical judgements and estimates

The Company’s management makes judgements in the process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The Company’s interim results are not necessarily indicative of its results for a full year. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in note 2 to the annual consolidated financial statements, and the following critical judgment in applying accounting policies:

Business Combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

2.	BASIS OF PREPARATION (Continued)

Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Newstrike on May 26, 2015 did not meet the criteria of a business combination and the Transaction (the “Transaction”) has been accounted for as an acquisition of an asset (note 4).

c)	Basis of consolidation

These interim financial statements include the accounts of the Company and its subsidiaries. All amounts are presented in United States dollars (“US dollars”), which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to C$ are to Canadian dollars. All inter-company balances, transactions, revenues and expenses have been eliminated.

3.	CHANGES IN ACCOUNTING STANDARDS

a)	Future accounting pronouncements

The Company has not applied the following new standards and amendments to standards that have been issued but are not yet effective:

a)

IFRS 15 - Revenue from Contracts with Customers (effective January 1, 2017) - This standard outlines a single comprehensive model for companies to use in accounting for revenue arising from contracts with customers. Management is currently assessing the impact of the new standard.

b)

IFRS 9 - Financial Instruments (effective January 1, 2018) - This standard introduces new requirements for the classification and measurement of financial assets and financial liabilities, impairment of financial assets, and hedge accounting. Management is currently assessing the impact of the new standard.

4.	NEWSTRIKE ACQUISITION

On May 26, 2015 (“Closing Date”), the Company acquired all of the outstanding common shares of Newstrike exchanging 0.90 of the Company’s shares (the “Exchange ratio”) and cash consideration of $0.0001 for each common share of Newstrike. This resulted in 105,108,103 common shares of the Company being issued and C$12 ($9) cash being paid to the former shareholders of Newstrike.

In addition to the 105,108,103 common shares each Newstrike share option, which gave the holder the right to acquire common shares of Newstrike, was exchanged for a share option which gave the holder the right to acquire common shares in the Company on the same basis as the Exchange ratio (the “Replacement Options”). The exercise price of the Replacement Options was determined by dividing the exercise price of the Newstrike share option by the Exchange ratio. The 5,962,500 Replacement Options issued have been included in the purchase price at their fair value based on the Black-Scholes pricing model using the following weighted average assumptions:

Risk-free interest rate	1.0%
Expected life of options	0.4 - 6.2 years
Annualized volatility	62.0 - 64.0%
Forfeiture rate	2.2%
Dividend rate	0.0%

The Transaction has been accounted for by the Company as a purchase of assets and liabilities. The Transaction did not qualify as a business combination under IFRS 3 - Business Combinations, as the significant inputs, processes and outputs, that together constitute a business, do not currently exist. The primary asset of Newstrike was the Ana Paula Property in Guerrero, Mexico, an exploration and evaluation stage gold property.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

4.	NEWSTRIKE ACQUISITION (Continued)

The total consideration was allocated to the assets acquired and liabilities based on their relative fair values on the Closing Date as follows:

Purchase price
Fair value of common shares issued, net of share issuance costs	$63,886
Fair value of share options issued	1,509
Cash	9
Transaction costs	1,863
Total consideration	$67,267
Purchase price allocation
Cash and cash equivalents	$786
Trade and other receivables	2,382
Advances and prepaid expenses	221
Plant and equipment	45
Mineral properties and exploration and evaluation assets	67,088
Accounts payable and accrued liabilities	(1,623)
Debenture	(1,632)
Net assets acquired	$67,267

5.	EXPENSES

a)	Cost of sales:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Costs of contract mining	$13,142	$13,337	$24,128	$26,012
Crushing and gold recovery costs	9,419	10,385	18,448	20,435
Mine site administration costs	1,291	1,179	2,396	3,113
Transport and refining	85	81	172	177
Royalties	139	213	287	448
Net change in inventories	(1,724)	(678)	(480)	689
Production costs	22,352	24,517	44,951	50,874
Depreciation and depletion	4,216	4,883	8,415	10,041
Cost of sales (including depreciation and depletion)	$26,568	$29,400	$53,366	$60,915

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

5.	EXPENSES (Continued)

b)	Corporate and administrative expenses:

		Three months ended June 30,		Six months ended June 30,
	Note	2015	2014	2015	2014
Salaries		$984	$1,049	$2,180	$1,775
Consulting and professional fees		877	3,521	1,570	4,372
Share-based payments	13b)	584	176	864	475
Rent and office costs		159	320	337	333
Administrative and other		493	671	1,062	1,456
Corporate and administrative expenses		$3,097	$5,737	$6,013	$8,411

c)	Finance expense:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Interest on loan facility and equipment financing	$267	$267	$533	$594
Interest on debenture	9	-	9	-
Accretion of loan facility	32	118	64	235
Accretion of provision for site reclamation and closure and other provisions	8	27	21	53
Accretion on provision for contingent payment	55	-	113	-
Finance expense	$371	$412	$740	$882

6.	TRADE AND OTHER RECEIVABLES

	June 30,	December 31,
	2015	2014
Trade receivable	$470	$533
VAT receivable (1)	10,776	13,760
Other receivables (2)	762	1,130
	$12,008	$15,423

(1)

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company elects to use VAT amounts owed to it to settle income tax instalments payable to the Mexican government. As a result, the Company currently pays no income tax cash instalments and receives reduced amounts of VAT cash refunds. During the three and six months ended June 30, 2015, the Company collected $7,468 and $12,254, respectively (three and six months ended June 30, 2014 - $8,548 and $11,728, respectively) of the VAT receivable. Subsequent to period end the Company collected $1,002 in VAT cash refunds.

In connection with the acquisition of Newstrike (note 4) $2,382 of VAT receivable was acquired. Subsequent to the Closing Date there have been no collections of this VAT receivable balance.

(2)	Other receivables include an allowance of doubtful amounts of $129 (December 31, 2014 - $129).

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

7.	INVENTORIES

	June 30,	December 31,
	2015	2014
Ore in process	$38,270	$37,270
Supplies	8,434	9,423
Non-current unprocessed ore stockpile	6,141	6,178
	52,845	52,871
Less: non-current unprocessed ore stockpile	(6,141)	(6,178)
	$46,704	$46,693

The costs of inventories recognized as an expense for the three and six months ended June 30, 2015 were $26,568 and $53,366 (three and six months ended June 30, 2014 - $29,400 and $60,915, respectively) and are included in cost of sales.

8.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

			Exploration
	Mineral	Plant and	and
	properties (a)	equipment (1)	evaluation	Total
Cost
At January 1, 2015	$154,636	$90,332	$37,645	$282,613
Expenditures	13,039	3,743	1,101	17,883
Acquisition (note 4) (2)	-	45	67,088	67,133
At June 30, 2015	167,675	94,120	105,834	367,629
Accumulated depreciation and depletion
At January 1, 2015	35,712	29,120	1,808	66,640
Depreciation and depletion	4,246	4,712	-	8,958
At June 30, 2015	39,958	33,832	1,808	75,598
Carrying amount at June 30, 2015	$127,717	$60,288	$104,026	$292,031

			Exploration
	Mineral	Plant and	and
	properties(a)	equipment	evaluation	Total
Cost
At January 1, 2014	$137,006	$84,348	$4,985	$226,339
Expenditures (3)	19,032	5,984	32,660	57,676
Change in reclamation obligation	(1,402)	-	-	(1,402)
At December 31, 2014	154,636	90,332	37,645	282,613
Accumulated depreciation and depletion
At January 1, 2014	27,136	18,760	-	45,896
Depreciation and depletion	8,576	10,360	-	18,936
Write-off of exploration and evaluation properties (4)	-	-	1,808	1,808
At December 31, 2014	35,712	29,120	1,808	66,640
Carrying amount at December 31, 2014	$118,924	$61,212	$35,837	$215,973

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

8.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (Continued)

(1)

The Company has entered into an agreement with an equipment supplier to finance the remaining portion of an equipment purchase totalling $4,862 of which the Company had previously paid $1,459. The financing agreement carries an annual interest rate of 7.2% and the remaining balance of $1,512 is payable in 16 monthly instalments which include equal principal repayments of $95. At June 30, 2015, the current and long-term portions of the equipment financing total $1,134 and $378, respectively (December 31, 2014 - $1,134 and $945, respectively).

(2)

The Ana Paula Property is located in Guerrero, Mexico. The property consists of four concessions totalling approximately 7,600 hectares. The property is currently considered an exploration and evaluation asset. Included in the Transaction were three other exploration properties, Aurea Norte and Aurea Sur, which are adjacent to the Ana Paula Property and the Ejutla Property located in Oaxaca, Mexico.

(3)

On December 23, 2014, the Company closed an agreement to acquire the Caballo Blanco Property located in the state of Veracruz, Mexico for a total consideration of $29,168. The total consideration was allocated to mineral properties as an exploration and evaluation asset.

(4)	During the year ended December 31, 2014, the Company wrote-off certain exploration and evaluation properties in order to focus resources on the San Francisco Property as well as newly acquired assets.

a)	Mineral properties

	June 30,	December 31,
	2015	2014
Depletable mineral property (i)	$111,547	$102,908
Non-depletable mineral properties (ii)	16,170	16,016
	$127,717	$118,924

i.	San Francisco Property

The San Francisco Property is located in Santa Ana, Sonora, Mexico which is formed by several adjacent claims. Commercial production began, at San Francisco, in April 2010. The Company continues to conduct and incur some exploration and development costs which are being capitalized. At June 30, 2015, mineral properties includes $51,192 (December 31, 2014 - $43,440) of unamortized deferred stripping costs.

ii.	La Chicharra Property

The La Chicharra Property is also located in Santa Ana, Sonora, Mexico adjacent to the San Francisco Property, and is considered part of the overall San Francisco Gold Property. The La Chicharra Property is under active exploration and development, but is not yet commissioned or in commercial production and is therefore considered non-depletable.

9.	TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30,	December 31,
	2015	2014
Trade payables	$20,186	$17,520
Income taxes payable	1,357	4,482
Accrued liabilities	2,600	1,736
Vendor loan	1,725	1,725
Other	458	57
	$26,326	$25,520

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

10.	DEFERRED REVENUE

At June 30, 2015, the Company had presold 1,852 ounces of gold (December 31, 2014 - nil ounces) at a predetermined price and deferred recognition of the metal revenues of $2,198 (December 31, 2014 - $nil) until delivery of the gold to the customer, which took place in July 2015.

11.	LOAN FACILITY

During December 2013, the Company negotiated with Sprott Asset Management (“the Lender”) to extend the pre-existing C$18,000 loan facility 12 months beyond the original expiry date of December 31, 2013 in exchange for 300,000 common shares of the Company. The shares were issued on January 24, 2014 and had a fair value of C$1.50 ($1.36) per share at the date of issue.

The amended loan facility was repayable in full on or before December 31, 2014 with a stated interest rate of 9.0% per annum.

On February 28, 2014, the Company repaid C$5,000 ($4,515) in principal of the C$18,000 ($16,438) loan facility outstanding at December 31, 2013.

During December 2014, the Company renegotiated with the Lender to extend the term of the current loan facility of C$13,000 ($11,206) another 12 months to a maturity date of December 31, 2015. The loan facility will continue to have an interest rate of 9% per annum. The Company incurred transaction costs of $136, consisting of C$130 ($112) in extension fees and $24 in legal fees. For the three and six months ended June 30, 2015, the effective interest rate of the debt agreement was 10.3% and 10.3%, respectively (June 30, 2014 - 12.1% and 12.1%, respectively).

On February 2, 2015, the C$13,000 loan facility was converted to $10,129 and the extension fees were paid by the Company.

Under the terms of the loan facility, the Company has pledged all of its assets (including the assets of its subsidiaries) in favour of the Lender as security over the loan facility. In addition, the subsidiaries have each provided guarantees to the Lender for the repayment of any amounts advanced to the Company under the terms of the loan facility.

At June 30, 2015 and December 31, 2014, no accrued interest on the loan facility was included in trade payables and accrued liabilities.

12.	DEBENTURE

As part of the Transaction the Company assumed an obligation for a debenture of C$2,000 ($1,632). The terms of the debenture require annual cash interest of 5%, paid semi-annually, and 225 common shares of the Company for every C$100 ($81) principal value outstanding on a monthly basis. Unless extended, the debenture matured on closing of the Transaction. The debenture holder has agreed to extend the maturity date.

13.	EQUITY

a)	Authorized share capital

•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and,
•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

The Company had the following common share transactions during the six months ended June 30, 2015:

•	On May 26, 2015, the Company closed the Transaction with Newstrike and issued 105,108,103 common shares.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

13.	EQUITY (Continued)

The Company had the following common share transactions during the six months ended June 30, 2014:

•	On January 24, 2014, the Company issued 300,000 common shares as part of renegotiating the loan facility (note 11).
•	On February 11, 2014, the Company closed a bought deal financing and issued 18,920,000 common shares for gross proceeds of C$28,380 ($25,741), with transaction costs of C$1,716 ($1,557).

At June 30, 2015, there were 284,985,482 issued common shares (December 31, 2014 - 179,877,379).

The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over periods up to three years.

Share option transactions and the number of share options outstanding during the period ended June 30, 2015 and year ended December 31, 2014 are summarized as follows:

	Number of share	Weighted average
	options	exercise price (C$)
Outstanding at January 1, 2014	11,375,000	1.99
Granted	3,300,000	1.44
Exercised	(433,334)	1.08
Forfeited	(1,341,666)	2.24
Outstanding at December 31, 2014	12,900,000	1.85
Granted	3,600,000	0.75
Granted for acquisition of Newstrike (note 4)	5,962,500	1.02
Expired	(1,400,000)	1.00
Outstanding at June 30, 2015	21,062,500	1.53
Exercisable at June 30, 2015	15,304,164	1.70

Share options outstanding and exercisable at June 30, 2015 are as follows:

			Weighted			Weighted
	Number of	Weighted	average	Number of	Weighted	average
Exercise	share	average	remaining life	share	average	exercisable
price range	options	exercise price	of share	options	exercise price	life of share
(C$)	outstanding	(C$)	options (years)	exercisable	(C$)	options (years)
0.59 - 1.00	8,185,500	0.73	4.19	5,485,500	0.72	3.86
1.01 - 2.00	6,015,000	1.37	4.07	2,956,664	1.33	3.96
2.01 - 3.14	6,862,000	2.63	1.99	6,862,000	2.63	1.99
	21,062,500	1.53	3.44	15,304,164	1.70	3.04

The fair value of share options recognized as an expense during the three and six months ended June 30, 2015 was $584 and $864, respectively (three and six months ended June 30, 2014 - $176 and $475, respectively).

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

13.	EQUITY (Continued)

The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the three and six months ended June 30, 2015:

Three and Six months ended
June 30, 2015
Risk-free interest rate	1.0%
Expected life of options	4.1 years
Annualized volatility	62.0 - 65.0%
Forfeiture rate	2.2%
Dividend rate	0.0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate.

14.	EARNINGS PER SHARE

	Three months ended June 30, 2015			Three months ended June 30, 2014
		Weighted			Weighted
	Earnings	average		Earnings	average
	for the	shares	Earnings	for the	shares	Earnings
	period	outstanding	per share	period	outstanding	per share
Basic EPS	$629	220,303,571	$0.00	$3,216	163,383,990	$0.02
Effect of dilutive
securities:
Share options	-	-	-	-	984,243	-
Diluted EPS	$629	220,303,571	$0.00	$3,216	164,368,233	$0.02

At June 30, 2015, 21,062,500 (June 30, 2014 - 11,200,000) share options were outstanding, of which 21,062,500 were anti-dilutive (June 30, 2014 - 7,391,670) because the underlying exercise prices exceeded the average market price for the three months ended June 30, 2015 of the underlying common shares of C$0.77 (three months ended June 30, 2014 - C$1.63).

	Six months ended June 30, 2015			Six months ended June 30, 2014
		Weighted			Weighted
	Loss for	average		Earnings	average
	the	shares	Loss per	for the	shares	Earnings
	period	outstanding	share	period	outstanding	per share
Basic EPS	$(81)	200,202,149	$(0.00)	$11,321	158,951,476	$0.07
Effect of dilutive
securities:
Share options	-	-	-	-	845,477	-
Diluted EPS	$(81)	200,202,149	$(0.00)	$11,321	159,796,953	$0.07

At June 30, 2015, 21,062,500 (June 30, 2014 - 11,200,000) share options were outstanding, of which 21,062,500 were anti-dilutive (June 30, 2014 - 7,591,670) because the Company is in a loss position for the six months ended June 30, 2015. The underlying exercise prices exceeded the average market price for the six months ended June 30, 2014 of the underlying common shares of C$1.60.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

At June 30, 2015 and December 31, 2014, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value.

The carrying values of cash and cash equivalents, trade and other receivables, trade payables and accrued liabilities and the vendor loan approximate their fair value due to their short-term nature.

The fair value of the equipment financing at June 30, 2015 is $1,420 (December 31, 2014 - $1,911) as determined by discounting the future cash flows by a discount factor based on an interest rate of 9.0% (December 31, 2014 - 9.0%), which reflects the Company’s current rate of borrowing.

The fair value of the loan facility at June 30, 2015 is $10,184 (December 31, 2014 - C$12,903 ($11,123)) as determined by discounting the future cash flows by a discount factor based on an interest rate of 9.0% (December 31, 2014 - 9.0%), which reflects the Company’s current rate of borrowing.

The fair value of the debenture at June 30, 2015 is C$2,000 ($1,618) as determined by discounting the future cash flows by a discount factor based on an interest rate of 9.0%, which reflects the Company’s current rate of borrowing.

16.	SEGMENTED INFORMATION

The Company has determined that it has one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in Mexico. At June 30, 2015, all of the Company’s operating and capital assets are located in Mexico except for $1,506 (December 31, 2014 - $2,312) of cash and cash equivalents and other current assets which are held in Canada.

Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate operating segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

During the three and six months ended June 30, 2015 and 2014, the Company had sales agreements with three major customers. The percentage breakdown of metal revenues by major customer is as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Customer A	92%	97%	93%	97%
Customer B	7%	2%	6%	2%
Customer C	1%	1%	1%	1%
Total	100%	100%	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods.

The Company’s metal revenues from operations for the three and six months ended June 30, 2015 and 2014 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Gold	$27,593	$41,947	$56,831	$88,479
Silver	212	436	466	954
	$27,805	$42,383	$57,297	$89,433